UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 25, 2025, Cemex, S.A.B. de C.V. (NYSE: CX) (“Cemex” or the “Company”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that, at Cemex’s Ordinary General Shareholders’ Meeting held on March 25, 2025, members of Cemex’s Board of Directors, as well as members of Cemex’s Board of Directors’ Audit, Corporate Practices and Finance, and Sustainability, Climate Action, Social Impact, and Diversity Committees, were elected as follows:

BOARD OF DIRECTORS

ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Relevant Executive of the Company)

ARMANDO J. GARCÍA SEGOVIA	Independent Director

RODOLFO GARCÍA MURIEL	Independent Director

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director

DAVID MANUEL MARTÍNEZ GUZMÁN	Independent Director

EVERARDO ELIZONDO ALMAGUER	Independent Director

MARCELO ZAMBRANO LOZANO	Non-Independent Director (Criteria: First degree blood relative of the Executive Chairman of the Board of Directors)

RAMIRO GERARDO VILLARREAL MORALES	Independent Director

GABRIEL JARAMILLO SANINT	Independent Director

ISABEL MARÍA AGUILERA NAVARRO	Independent Director

MARÍA DE LOURDES MELGAR PALACIOS	Independent Director

ISAURO ALFARO ALVAREZ	Independent Director

Rogelio Zambrano Lozano, Roger Saldaña Madero, and Guillermo Francisco Hernández Morales were elected, respectively, as Executive Chairman, Secretary, and Alternate Secretary of Cemex’s Board of Directors, the latter two not being members of Cemex’s Board of Directors.

AUDIT COMITTEE

RAMIRO GERARDO VILLARREAL MORALES

EVERARDO ELIZONDO ALMAGUER

GABRIEL JARAMILLO SANINT

CORPORATE PRACTICES AND FINANCE COMMITTEE

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

RODOLFO GARCÍA MURIEL

ISAURO ALFARO ALVAREZ

SUSTAINABILITY, CLIMATE ACTION, SOCIAL IMPACT, AND DIVERSITY COMMITTEE

ARMANDO J. GARCÍA SEGOVIA

MARCELO ZAMBRANO LOZANO

ISABEL MARÍA AGUILERA NAVARRO

MARÍA DE LOURDES MELGAR PALACIOS

Ramiro Gerardo Villarreal Morales, Francisco Javier Fernández Carbajal, and Armando J. García Segovia were appointed as Presidents of the Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex’s Board of Directors, respectively. The Secretary and Alternate Secretary of Cemex’s Board of Directors will act as Secretary and Alternate Secretary of the Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact, and Diversity Committee of Cemex’s Board of Directors, without forming part of the aforementioned Committees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: March 25, 2025	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

4